March 24,
2021

Via Email

Paul Dudek
Latham & Watkins LLP
555 Eleventh Street NW
Washington, DC 20004

       Re:      Vedanta Limited
                Schedule 14D-9 filed March 18, 2021
                Response letter dated March 24, 2021
                SEC File No. 5-83797

Dear Mr. Dudek:

       We have reviewed your letter of today   s date, responding to our
comment letter dated
March 22, 2021 on the filing listed above. Our comment follows. All defined terms used here have the same meaning as in the Schedule 14D-9.

             1. Refer to comment 2 in our first comment letter and your response. We continue to have concerns that the disclosure in Item 4 of the Schedule 14D-9 that Vedanta
                   has not made a recommendation    with respect to the offer
is inconsistent with
                the disclosure disseminated to shareholders, as reflected in
Exhibit 99.1. The latter
                document lists a    recommendation    (paragraph 11) and a
summary of reasons
                for the recommendation    (paragraph 12). All of the listed
reasons supporting the
                IDC   s determination that the offer is    fair and reasonable
  are favorable to the
                offer, including positive comparisons of the offer price to prices previously paid by the Acquirer and the PACs and favorable comparisons of the offer price to recent trading prices for the shares. In addition, the first paragraph of the document included as Exhibit 99.1 characterizes the document as
a
                recommendation. Given these facts, we continue to be concerned that the
                characterization of Vedanta   s position with respect to the
offer as expressed in
                Item 4 of the Schedule 14D-9 is confusing and inconsistent with the document disseminated to target shareholders.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
 Paul Dudek, Esq.
Latham & Watkins LLP
March 24, 2021
Page 2



       We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions